Interbrew

02028455

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 29 March 2002

SUPPL

02 APR 17 AM 11:30

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlu 4/23

Enclosure: press release

PTTEP 1.810/085/2002

Finance Department
Tel. 02-537-4512

March 27, 2002

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: The company's increase in registered capital and the issuance of warrants to employees.

Attachment:
1. Capital Increase report Form
2. Warrant Allotment Program of PTTEP for Its Directors, Management and Employees

The Board of Directors of PTT Exploration and Production Public Company Limited (PTTEP) resolved in the meeting No. 3/2545/195 held on March 26, 2002 the following matters:

1. Agreed in principle regarding the company's Employees Stock Ownership Plan (ESOP) to issue and offer warrants to directors, management and employees of the company every year for 5 consecutive years. The warrants will have a maturity of 5 years from the issue date. Total number of warrants to be issued are 10,000,000 units and the total number of newly issued ordinary shares reserved for the exercise of warrants are 10,000,000 shares at par value of 5 Baht each, accounting for 1.53% of the current paid-up capital.

   The warrant allocation and issuance to directors, management and employees are subject to approval in the shareholders' meeting and shall be in accordance with the laws governing securities and exchange and relevant regulations. Currently, the Securities and Exchange Commission ("the SEC") has issued the Notification No. Kor Jor 36/2544 regarding Newly Issued Securities to Directors or Employees dated October 19, 2001 ("the SEC Notification") to govern such offering. The material condition in the SEC Notification is that the issuance and offering of warrants has to be completed within 1 year from the approval date, as a result, the company has to propose the program for approval in the shareholders' meeting each year during the 5 year period and the company shall obtain a prior approval from SEC for each offering.

2. Agreed to propose to Shareholders in the Shareholders' Meeting for approval of matters in connection with the company's ESOP as follows:

   2.1 Approved the issuance and offer of 2,000,000 units of warrants to purchase the Company's ordinary shares to directors, management and employees of the Company in year 2002 and approve the issuance of 2,000,000 new ordinary shares accounting for 0.31% of the company's paid-up capital to be reserved for the exercise of the warrants.

2.2 Approved the increase of the company's registered capital from 3,272,000,000 Baht to 3,322,000 Baht by issuing new ordinary shares of 10,000,000 shares par value 5 Baht each total amount of 50,000,000 Baht, reserved for the exercise of the warrants issued and offered to directors, management and employees of the company.

2.3 Approved the allotment of the 2,000,000 newly issued ordinary shares for the exercise of right under the warrants issued to directors, management and employees.

2.4 Approved the amendment of Clause 4 of the company's Memorandum of Association to be in compliance with the increase of the company's registered capital to read as follow:

Clause 4.	The registered capital	3,322,000,000	Baht
	Dividing into	664,400,000	Shares
	At par value of	5	Baht each
	Consisting of		
	- Ordinary shares	664,400,000	Shares
	- Preferred shares	0	Share

3. The Board of Directors has assigned the President of the company the authority to proceed and/or decide on any related matters including to amend any conditions and any other related issues, as deemed appropriate and within the boundaries of related laws, rules and regulations.

Please be informed accordingly.

Yours sincerely,

Chitrapongse Kwangsukstith
President

Attachment 1

CAPITAL INCREASE REPORT FORM

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

27 March 2002

We, PTT Exploration and Production Public Company Limited, having office at PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok, hereby notify the resolutions of the Board of Directors Meeting No. 3/2545/195 held on 26 March 2002, regarding the increase of registered capital and allotment of capital increase ordinary shares as follows:

1. Increase of Registered Capital

The Board of Directors Meeting No. 3/2545/195 resolved to increase the registered capital of the Company from the existing amount of 3,272,000,000 Baht to 3,322,000,000 Baht, by issuing 10,000,000 new ordinary shares, at the par value of 5 Baht each, totaling 50,000,000 Baht to be reserved for the exercise of 10,000,000 warrants to be issued to the Company's directors, management and employees.

2. Allotment of New Shares

2.1 The Board of Directors Meeting resolved to allot the 2,000,000 newly issued capital increased ordinary shares, par value of 5 Baht each, totaling of 10,000,000 Baht to be reserved for the exercise of warrants to be issued to the Company's directors, management and employees. Such allotment will be proposed to the shareholders for consideration and approval, details are as follows:

Allotment	No. of shares (Shares)	Ratio(existing: new shares)	Selling price / share (Baht)	Date and Time of subscription and payment for shares	Remarks
Directors, management and employees of the Company for the exercise of warrants issued in accordance with the ESOP Plan	2,000,000	-	Exercise price is the average closing price of PTTEP share 20 working days prior to the date of which the warrant's issuance and offering date is determined.	-	Details as shown in Attachment 2

2.2 The Company's plan for fraction of unallotted shares –none-

2.3 The remaining unallocated shares 8,000,000 shares

3. Shareholders Meeting for Approval of the Capital Increase and the Allotment of the Capital Increase Shares

The Shareholders Meeting for the approval of the Capital Increase and the Allotment of the Capital Increase Shares will be held on 30 April 2002 at 15.30 hrs. at the PTT Auditorium 2nd Floor, PTT Head Office Building. The Company will close the share register book on 10 April 2002 at 12:00 p.m. in order to determine the rights of shareholders to attend and vote.

4. Approval of Capital increase and Allotment of Capital Increase shares from the Government Agencies Concerned and Conditions of Approval (if any)

The Company will file for approval of the issue and allocation of warrants to directors management and employee from the Office of the Securities and Exchange Commission and will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised and will seek approval from The Stock Exchange of Thailand to list the newly issued shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of Capital Increase and Plans for utilizing proceeds received from the Capital Increase.

The objectives and necessities of offering shares to directors, management and employees of the Company is to compensate and motivate directors and employees to perform their duties in the best interest of the Company as well as to retain them with the Company in order to create long-term benefit to the Company. The proceeds from the exercise of warrants will be used as working capital.

6. Benefits received by the Company from Capital Increase/Allotment of Capital Increase Shares

The objective of the ESOP Plan is to compensate and motivate the directors, management and employees to perform their duties in the best interest of the company as well as to retain them with the Company, which, in turn, will benefit the Company in the long run.

7. Benefits received by the Shareholders from Capital Increase/Allotment of Capital Increase Shares.

The motivation of directors, management and employees to perform their duties in the best interest of the Company will improve the Company's performance, hence improve the return on investment of shareholder.

8. Other details necessary for the shareholders in support of their decision in approval of Capital Increase/Allotment of Capital Increase Shares.

   - None -

9. Action plan after the Board of Directors passed a resolution approving the capital increase and allotment of new shares.

   March 26, 2002
   Board of Director's meeting for the resolution to issue warrants to the directors, management and employees as well as to increase the registered capital to 3,322,000,000 Baht, by issuing 10,000,000 new ordinary shares, at the par value of 5 Baht each, totaling 50,000,000 Baht, for the exercise of the warrants.
   April 10, 2002
   Close the shareholders register book for suspension of share transfer for the right to attend the 2002 General Shareholders' Meeting.
   April 30, 2002
   2002 General Shareholders' Meeting.

   After receiving the Shareholders' resolution, the Company will proceed with the Filing and Issuance process

The company certifies that the information contained in this Capital Increase Report Form is accurate and complete in all respects.

Chitrapongse Kwangsukstith
President

Attachment 2

Warrant Allotment Program of PTT Exploration and Production Public Company Limited for Its Directors, Management and Employees

We, PTT Exploration and Production Public Company Limited ("PTTEP"), intend to issue and offer warrants to purchase PTTEP's common shares to directors management and employees. The details are as follow:

1. Objective and Necessities
    1.1 To create ownership atmosphere among directors, management and employees
    1.2 To compensate and reward directors, management and employees who dedicated their time and effort to the Company , in order to retain valuable personnel with the Company.
    1.3 To be an incentive for directors, management and employees to perform their duties in the best interest of the Company.

2. Details of Warrants

Product	:	Warrants to purchase the PTTEP's common shares
Type	:	Specified holder name and non-transferable
Period	:	5 years commencing from the issuance date
Amount	:	2,000,000 units (two million units) or equivalent to 0.31% of the Company's total paid up capital
Amount of Shares Reserved for the Exercise of the Warrants	:	2,000,000 shares
Offer Price	:	0 Baht
Exercise Ratio	:	1 unit of warrant : 1 common share
Exercise Price	:	Market price calculated by using the average closing price of PTTEP share 20 working days prior to the date of which the warrant's issuance and offering date is determined.
Exercise Date	:	Able to convert 25% of allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion could be exercised every 3 months, in case the exercise date falls on a holiday the exercise date will be the next business day.

Directors, management and employees could accumulate or delay the exercise of warrants for up to 5 years from the issue date.

Offering : To directors, management and employees of the company

3. Allocation of warrants to directors of the company

Name	Number of warrants
1. Mr. Manu Leopairote	9,000
2. Mr. Prasit Kovilaikool	7,000
3. Mr. Viset Choopiban	7,000
4. Mr. Vudhibandhu Vichairatana	7,000
5. Mr. Prasert Bunsumpun	7,000
6. Mr. Rathakit Manathat	7,000
7. Mr. Pala Sookawesh	7,000
8. Mr. Nopadon Mantajit	7,000
9. Mr. Anucha Sihanatkathakul	7,000
10. Lieutenant General Lertrat Ratanavanich	7,000
11. Mr. Pichai Chunhavajira	7,000
12. Mr. Chulasingh Vasantasingh	7,000
13. Mr. Chakrawut Salyabongs	7,000
14. Mr. Chitrapongse Kwangsukstith * (President)	37,000

The number of warrants allocated to each director does not exceed 5% of the total warrants issued .

* Remark : The number of warrants comprise of allotment for the director position of 7,000 warrants and allotment for the management position of 30,000 warrants.

4. Name of employees received warrants exceeding 5% of the total warrants issued.

- None –

5. Effect upon shareholders from issuance of warrants and offering to directors, management and employees on this occasion

5.1 Effect upon Price Dilution due to exercise of right to purchase shares.

The issue and offering of warrants will not create any material effect upon the market price on the issue date, since the exercise price is calculated from the average closing price of PTTEP share 20 working days prior to the date of which the warrant's issuance and offering date is determined.

5.2 Effects upon profit sharing or voting right of existing shareholders (Control Dilution).

In case all 2,000,000 warrants are exercised, the effect upon profit sharing or voting right of existing shareholders (Control Dilution) will decrease by 0.31% given current issued and paid-up shares of 652,000,000 shares. Whereas the percentage of ownership or voting right of existing shareholders will be 99.69%

6. Methods and conditions of warrants allocation

Qualification of the receiver	:	Director, management and employee of the company including employees on probation and employees on secondment from PTT, and those who passed away, are infirm or retired in the year of the allocation of the warrants.
Allocation Method	:	The Board of Directors and/or parties assigned by the Board of Directors will determine the name of directors, management and employees and the number of warrants allocated to each person. The number of warrants allocated to each person will be determined by their job level.
Exercise Conditions	:	1. On each exercise date the holder of the warrants has to be PTTEP employees, except in case of death, infirmity or retirement, or any other cases as desired by PTTEP e.g. early retirement. However, this condition will not be applied to directors of the company and employees on secondment from PTT. 2. Un-exercised warrants or warrants held by disqualified holder will become invalid and have to be returned to the company.

7. Shareholders veto right against the issuing and offering of the warrants to directors, management and employees of the company.

The issuance and offering of warrants to directors, management and employees of the company will need a shareholders' resolution of 3/4 of shareholders present and have the right to vote and no shareholders holding shares together of more than 10% of shareholders present and have the right to vote object the plan.

8. Other conditions

The Board of Directors and/or parties assigned by the Board of Directors will be responsible to seek approval from related authorities and will have the authority to proceed or decide on any related matter including authority to determine and/or amend methods, conditions and any other related matters as well as offering terms and conditions, issuance of share reserved for the conversion, change in exercise price and/or exercise ratio as deemed appropriate and within the related laws, rules and regulations.